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                             July 5, 2023

       Yana Kakar
       Chief Executive Officer
       Growth for Good Acquisition Corp
       12 E 49th Street, 11th Floor
       New York, New York 10017

                                                        Re: Growth for Good
Acquisition Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 20, 2023
                                                            File No. 333-271195

       Dear Yana Kakar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Projected Financial Information, page 116

   1. We note your response to comment 3. Please tell us why you removed the disclosure related to the 2023
revenue projections. Additionally, while we note the added disclosure with respect to
economies of scale and cost improvements, please further quantify the discussion of the
material assumptions underlying your EBITDA projections.
       ZeroNox's Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 241

   2. Since you have now presented financial statements for the period ended March 31, 2023, please update MD&A to
include a discussion of the material changes in the Company's
 Yana Kakar
Growth for Good Acquisition Corp
July 5, 2023
Page 2
      financial condition and results of operations in accordance with Item 303(c) of Regulation
      S-K.
General

3. We note your response to comment 10. Please disclose any ongoing obligations that survived termination, such as indemnification provisions, rights of first
      refusal and lockups, and discuss the impacts of those obligations on the company in the registration statement.
4. We note your response to comment 17 and reissue in part. If there was no dialogue and you did not seek out the reasons why Barclays and Credit Suisse were waiving deferred fees, despite already completing their services, please indicate so in your registration statement.
5. We note that on June 9, 2023, the board of Growth for Good approved an extension of the period of time available to consummate an initial business combination from June 14,
      2023 to September 14, 2023. Please revise the disclosure throughout the registration statement to reflect the extension.
       You may contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameYana Kakar
                                                            Division of
Corporation Finance
Comapany NameGrowth for Good Acquisition Corp
                                                            Office of
Manufacturing
July 5, 2023 Page 2
cc:       Michael Chitwood
FirstName LastName